Energy Metals Corporation
Common Shares
29271B106
December 31, 2006


CUSIP 29271B106
1. Sprott Asset Management Inc.
   Suite 2700, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J1
   Canada

2. n/a

3.

4. Ontario, Canada

5. 9,435,664

6. 9,000

7. 9,435,664

8. 9,000

9. n/a

10. n/a

11. n/a

12. IA


Item 1
(a) Energy Metals Corporation
(b) 1238-200 Granville Street
    Vancouver, BC
    V6C 1S4
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 2700, South Tower
    Royal Bank Plaza
    P.O. Box 27
    Toronto, Ontario M5J 2J1
    Canada
(c) Canadian
(d) Common Shares
(e) 29271B106

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) 9,435,664
    (ii) 9,000
    (iii) 9,435,664
    (iv) 9,000

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
January 9, 2007
Neal Nenadovic
Chief Financial Officer